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                                                               EXHIBIT (a)(1)(E)

This email confirms our receipt of your Notice of Withdrawal rejecting Vari-L's Offer to Exchange and nullifying your previously submitted Election Form. Please note that the Notice of Withdrawal completely withdraws you from the Offer to Exchange and cannot be used to make changes to your previously submitted Election Form.

In addition, you may change your mind and re-accept the Offer by completing and delivering a new Election Form at any time prior to 12:00 midnight, U.S. Mountain Time, on May 23, 2002. Election Forms can be found in your Option Exchange Program Packet and must be delivered to Dannette Boyd according to their instructions.

You may email questions about the Offer to Exchange to dboyd@vari-l.com or call Dannette Boyd at (303) 371-1560 x448.


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